August 29, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Jorge Bonilla, Senior Staff Accountant

RE:	BrandPartners Group, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2004
Form 10-Q for the Quarterly Periods Ended March 31, 2005 and June 30, 2005
File No. 00-16530

Dear Mr. Bonilla:

On behalf of the Company, we enclose responses that correspond directly to the numbered comments in the Commission’s letter of August 15, 2005.

Form 10-K for the Fiscal Year Ended December 31, 2004

Notes to Consolidated Financial Statements, General

1.	We note that on page 11 that the Company is organized into three separate business units. Tell us how you considered SFAS 131 in determining your reportable segments information.

Response: Management does not consider the three separate business units to be operating segments. According to the definition of an “operating segment,” the primary criteria are:

a.	The business segment earns revenues and incurs expenses

b.	The enterprise’s chief operating decision maker makes decisions about resources to be allocated to the segment.

c.	Individual financial information is available.

At BrandPartners Group, resources are used by all business units and are not segregated to a specific segment. In a typical project, a customer may use the services of all three business units in the process of completing a project. The three business units address all the phases of the overall project, from determining which building site to use, to the design/building of the facility, to branding/corporate identity implementation, to the merchandising fixtures as part of the branding program for the location, and to the collateral for the location which further defines the marketing message. These functions have been defined in order to provide a more efficient method of servicing our customers and not as independent operating segments.

Securities and Exchange Commission
August 29, 2005

 In accordance with paragraph 17 of SFAS 131, although the Company utilizes the three business units, the operating segments exhibit similar long-term financial performance, and therefore, are combined into one segment. Furthermore, according to paragraph 73 of SFAS 131, the Board believed “that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.” This is the case with BrandPartners Group.

2.
Please explain to use the major terms for each type of contract where you recognize revenue using a percentage-of-completion method including, but not limited to, the duration, the billing and payment requirements and the rights of cancellation and refund that you considered in your determination of how to recognize revenue. Disclose the type of contracts based on the methods of pricing (e.g., fixed-price or lump-sum, cost-type, time-and material, unit-price).

Response: The percentage-of-completion method of accounting is used for our design and construction management projects. In a typical contract, a financial institution contracts with BrandPartners to provide design and/or construction management services. A contract has the following attributes:

a.	Duration from a few to several months - majority less than 1 year
b.	Deposit is requested at time of signing
c.	Invoicing after initial deposit is based upon work performed
d.	Cancellation is permitted with reimbursement for work performed to date

BrandPartners provides construction management services. BrandPartners contracts with a general contractor, who then makes arrangements with and is responsible for various subcontractors. BrandPartners may also contract with additional subcontractors to provide specialized services such as millwork or bank equipment. At the beginning of the contract, an initial deposit is requested from the customer. The deposits are recorded on the balance sheet as an overbilling since no work has been performed. As the work is performed, revenue is recognized based upon the percentage-of-completion method. The criteria for percentage-of-completion recognition is based upon the invoices received (costs incurred) from the various contractors for work performed to date, including materials and labor costs incurred to date. These costs are reviewed by the project manager in charge of the project to determine accuracy and completeness. Vendor invoices are also compared against the budget to assure that actual work is being performed within agreed budgetary limits. For the revenue calculation, the costs as a percentage of the entire budget for the project are used to calculate and recognize revenue. Revenue is thus recognized to the extent of the work actually completed. The customer is billed according to the terms of the contract. Billing to customers in many instances is restricted to a 20-day cycle, while revenue recognition is based upon the period costs incurred to date.

Most contracts are fixed price contracts. This includes both the contracts with the customer and with the contractors. Adjustments may be made to the original agreement through change orders, which are beyond the original scope of the project. In the entire history of the company, no refunds have ever been required since these projects are thoroughly researched and agreed to before the beginning of the project. If a project were to be cancelled, under the terms of the AIA contract, the customer is obligated to pay for all work performed to date.

Securities and Exchange Commission
August 29, 2005

3.
We understand that you are using input measure to determine percentage of completion. Please advise us whether you use this measure of performance for fixed price service contracts. If so, generally for fixed price service contracts that are not within the scope of SOP 81-1, we believe that an output methodology is more appropriate than an input methodology as the latter could result in an inappropriate acceleration of revenue. If applicable, clarify to use the basis for your use of inputs rather than outputs to measure performance under fixed price contracts. Your response should address but need not be limited to the following:

•	Whether or not you incur significant start-up costs under these contracts and how that affects revenue recognition;
•	Your realization rates under these contracts and your charge off experience under these contracts;
•	Whether or not upon contract termination, the termination fee owed to you would be the amount due to you if this had been a time and materials contract.

Response: We actually use proportional performance for determining the percentage of completion. Invoices from the general contractor and other subcontractors for actual work performed are used as the basis for calculating the percentage of completion for the project. The above invoices are verified and approved by the project manager to assure that they are complete and correct. We do not have any start-up costs on our projects - the costs are expensed as incurred. As noted above, we provide construction management services and pay the general contractor for work after it is performed. In future submittals, we will change the wording in the description to be more reflective of the actual process.

4.
We note on page six that you offer services independently or as a holistic package. Please tell us how you have considered the provisions of EITF 00-21 for each of the deliverables in the holistic package.

Response: BrandPartners works with its customers to provide solutions. The “solution” might consist of a new bank branch (designed and built by the construction management business unit), which contains merchandising fixtures (i.e. wall frames, kiosks), provided by the merchandising business unit. Those same merchandising fixtures might contain posters and brochures created by the point of sale business unit. In accordance with EITF 00-21, the revenue recognition for each product is determined by the nature of the product. For example, branch construction revenue is based upon percentage-of-completion. The revenue for the merchandising fixtures and for the posters and brochures in those merchandising fixtures is recognized upon the delivery and/or installation of the products. The Company gives its customers the opportunity to take advantage of any and all product offerings without reference to any specific business unit. The internal mechanism to recognize revenue and its associated costs is based upon the nature of the product being provided.

Securities and Exchange Commission
August 29, 2005

Note H - Long Term Debt, page 58

5.
With respect to the forgiveness of debt disclosed in Note H(1), please explain to us how you considered footnote 1 in APB Opinion 26 in determining that gain recognition was appropriate. Often the forgiveness of principal or accrued interest on loans among related parties is, in substance, capital transactions.

Response: In January of 2001, the former shareholders of Willey Brothers, Inc. sold their stock to BrandPartners Group, Inc. As part of the agreement, the former shareholders were paid a combination of cash and BrandPartners stock, and were issued subordinated promissory notes. In January of 2004, the former shareholders agreed to the cancellation and forgiveness of the debt related to the notes. At the time, the former shareholders had no function with the Company other than to serve as consultants when requested. In accordance with FAS 57, we determined that as they were not part of management and had no control over the Company nor could they significantly influence the management nor the operating policies of the Company to the extent that one of the parties might be prevented from fully pursuing its own separate interests, they were, therefore, not considered related parties, and the forgiveness of debt occasioned by the January 2004 agreement was treated as a gain.

In connection with the foregoing responses, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to further discuss any of the responses contained herein, please do not hesitate to contact the undersigned.

Sincerely,

BRANDPARTNERS GROUP, INC.

/s/ Suzanne Verrill
Suzanne Verrill
Chief Financial Officer

cc: Baratta & Goldstein